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Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES D

MONTHLY REPORT/
MARCH 29, 2002

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PRUDENTIAL (LOGO+

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WORLD MONITOR TRUST II--SERIES D
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Dear Interest Holder:

Enclosed is the report for the period from February 23, 2002 to March 29, 2002 for World Monitor Trust II--Series D ('Series D'). The net asset value of an interest as of March 29, 2002 was $81.61, an increase of 4.33% from the February 22, 2002 value of $78.22. The calendar year-to-date return for Series D was a decrease of .28% as of March 29, 2002.

Quarterly Market Overview

While the first quarter of 2002 was generally characterized by continued weakness in global economies, there was definite evidence of economic recovery. The combination of post September 11th economic activity, infusions of government spending and unseasonably warm weather helped jumpstart the economy during the first quarter. Jobless claims moderated to levels that suggested that the labor market was no longer contracting, manufacturing activity increased slightly and consumer spending and housing activity remained stable, helping the economy achieve a 5.8% growth rate for the quarter. U.S. economic recovery helped boost global growth, but to a lesser extent than that in the U.S. The U.K.'s economy expanded by 0.1% during the first quarter while economic activity in Europe and Canada remained stable. The Japanese economy remained weak.

Global bond markets trended lower through most of the first quarter amid growing prospects for imminent interest rate hikes by central banks. In the U.S., interest rates rose towards the end of the quarter in response to stronger than expected economic data and indications that the Federal Reserve (the 'Fed') would lean towards increasing rates in the near future. The Fed kept rates unchanged at 1.75% during its two meetings this quarter, a marked change from the eleven rate decreases in 2001. Additionally, the Fed shifted its perception of the economy's 'balance of risks' from 'economic weakness' to 'balanced' during the March 19th meeting. This reinforced comments made by Alan Greenspan, the Fed's Chairman, during his congressional testimony where he stated that recent evidence suggests an economic expansion is under way. European and Australian interest rate instruments fell amid indications that the global recession is showing signs of abatement. Conversely, Japanese interest rates declined as a result of weak economic data in Japan despite the short-term rise in the stock market.

Equity indices began the quarter choppily due to a continuing weak economy and concerns about balance sheet reporting and accounting irregularities. Stock markets climbed towards mid-quarter as a result of positive data and hopes of an economic recovery. U.S. stock markets moved upward as a result of Fed Chairman Alan Greenspan's testimony to Congress that economic expansion was well under way. Despite continued weakness in the Japanese economy, the Nikkei rallied in March to its highest level since August.

In foreign exchange markets, the U.S. dollar remained strong against most major foreign currencies as the U.S. economy exhibited signs of recovery. The Japanese yen started the quarter down against the U.S. dollar, but rose towards quarter-end as a result of a rally in the Japanese stock market and investors repatriating capital in anticipation of Japan's March 31st fiscal year-end. Most European currencies and the euro were weak early in the quarter but rallied in March amid hopes of an economic recovery.

Energy markets were volatile at the beginning of the quarter, but rose toward quarter-end as the escalating conflict in the Middle East prompted fears of an interruption in supplies. This, together with hopes for increased U.S. energy demand due to a recovering economy, reinforced the normal seasonal upward pressure on energy prices. In particular, crude oil reached a six-month high at the end of the quarter as the conflict in the Middle East gained momentum. Natural gas prices moved higher in March as the American Gas Association released better than expected storage numbers. Expectations for colder March weather, together with concerns regarding the safety of nuclear power plants, helped drive prices higher.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which Series D traded:

Currency (+): Long Japanese yen positions resulted in gains as the yen was bolstered by the repatriation of capital in anticipation of Japan's March 31st fiscal year-end. Short Australian dollar positions resulted in gains as the Australian dollar fell due to speculation that the Reserve Bank of Australia would raise interest rates. Short Swiss franc and New Zealand dollar/U.S. dollar cross-rate positions resulted in gains for Series D as the U.S. dollar rallied against these currencies amid positive U.S. economic news.

Index (+): Long positions in the TOPIX and London FTSE resulted in gains as equity indices rose amid optimism regarding an economic recovery.

Interest rate (-): Global bond markets fell on prospects of economic growth and news in March that the Fed shifted their view on the economy from weak to neutral. Long euro bond positions resulted in losses.

Metals (-): Base metals climbed as global economic activity showed signs of recovery. Short copper positions resulted in losses.

The estimated net asset value per interest as of April 30, 2002 was $83.59. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,


          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from February 23, 2002
 to March 29, 2002
Revenues:
Realized gain on commodity transactions...........    $    622
Change in unrealized commodity positions..........     217,391
Interest income...................................       6,823
                                                      --------
                                                       224,836
                                                      --------
Expenses:
Commissions.......................................      25,740
Management fees...................................       5,355
Other transaction fees............................       1,814
Other expenses....................................       6,453
                                                      --------
                                                        39,362
                                                      --------
Net gain..........................................    $185,474
                                                      --------
                                                      --------

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------------------------------
For the period from February 23, 2002
 to March 29, 2002

                                                          Per
                                            Total       Interest
                                          ----------    -------
Net asset value at beginning of period
 (54,041.199 interests).................  $4,227,093    $ 78.22
Contributions...........................     135,293
Net gain................................     185,474
Redemptions.............................     (50,370)
                                          ----------
Net asset value at end of period
 (55,108.437 interests).................  $4,497,490      81.61
                                          ----------    -------
                                          ----------

Change in net asset
 value per interest.................................    $  3.39
                                                        -------
                                                        -------
Percentage change...................................       4.33%
                                                        -------
                                                        -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series D is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: Barbara J. Brooks
                            Chief Financial Officer